                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 21)


                          READING & BATES CORPORATION
                          ---------------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  755281 70 6
                                  -----------
                                 (CUSIP Number)


                               Paul B. Loyd, Jr.
                          901 Threadneedle, Suite 200
                             Houston, Texas  77079
                                 (713) 496-5000
        -----------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                              September 15, 1994
         ---------------------------------------------------------------
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                    Page 2 of 36 Pages
- ------------------------------------      --------------------------------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     BCL Investment Partners, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                    (a)   /X/

                                    (b)  / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     AF, BK
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /

6.   Citizenship or Place of Organization

Delaware

- --------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                              44,000
Beneficially              8.  Shared Voting Power
Owned by                          15,091,869
Each Reporting            9.  Sole Dispositive Power
Person With                         80,250
                         10.  Shared Dispositive Power
                                       0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 3 of 36 Pages
- -----------------------------------              ------------------------------
________________________________________________________________________________
 1. Name of Reporting Person
     -----------------------
     S.S. or I.R.S. Identification No. of Above Person

     Life Line Investments Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Liberia

- --------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                               0
Beneficially              8.  Shared Voting Power
Owned by                         15,135,869
Each Reporting            9.  Sole Dispositive Power
Person With                       3,758,996
                         10.  Shared Dispositive Power
                                   80,250
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 4 of 36 Pages
- ------------------------------------           ---------------------------------

________________________________________________________________________________
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Dedicated Holdings Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)              /X/

                                 (b)              / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                  / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Liberia

- --------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                             0
Beneficially              8.  Shared Voting Power
Owned by                       15,135,869
Each Reporting            9.  Sole Dispositive Power
Person With                        0
                         10.  Shared Dispositive Power
                                 80,250
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 5 of 36 Pages
- ---------------------------------          -------------------------------------

________________________________________________________________________________
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     -----------------------
     S.S. or I.R.S. Identification No. of Above Person

     Financial Investments Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Liberia

- --------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                              0
Beneficially              8.  Shared Voting Power
Owned by                        15,135,869
Each Reporting            9.  Sole Dispositive Power
Person With                      1,464,544
                         10.  Shared Dispositive Power
                                   80,250
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 6 of 36 Pages
 ------------------------------------           --------------------------------
________________________________________________________________________________
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Greenwing Investments, Inc.

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                  / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware

- --------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                        1,327,271 (held of record by Greenwing Ltd.)
Beneficially              8.  Shared Voting Power
Owned by                           15,135,869
Each Reporting            9.  Sole Dispositive Power
Person With                   1,327,271 (held of record by Greenwing Ltd.)
                         10.  Shared Dispositive Power
                                     80,250

- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,463,140
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     27.6%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 7 of 36 Pages
 ------------------------------------           --------------------------------
_______________________________________________________________________________
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     N & M Holding N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)              /X/

                                 (b)              / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                 / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Netherlands Antilles

- ------------------------------------------------------------
Number of                       7.  Sole Voting Power
Shares                                 1,393,247
Beneficially                    8.  Shared Voting Power
Owned by                              15,091,869
Each Reporting                  9.  Sole Dispositive Power
Person With                            5,054,607
                               10.  Shared Dispositive Power
                                           0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,485,116
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     27.7%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 8 of 36 Pages
 ------------------------------------           --------------------------------
 ______________________________________________________________________________
 ------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Workships Intermediaries N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only


4.   Source of Funds
     BK, AF

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                  / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Netherlands Antilles

- ------------------------------------------------------------
Number of                       7.  Sole Voting Power
Shares                                    0
Beneficially                    8.  Shared Voting Power
Owned by                              15,091,869
Each Reporting                  9.  Sole Dispositive Power
Person With                            1,830,680
                               10.  Shared Dispositive Power
                                          0

- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,091,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 9 of 36 Pages
 ------------------------------------           -------------------------------
     ___________________________________________________________________________
     ---------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Incomare Holdings, Inc.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Panama

- -------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                               0
Beneficially              8.  Shared Voting Power
Owned by                         15,091,869
Each Reporting            9.  Sole Dispositive Power
Person With                       1,610,999
                         10.  Shared Dispositive Power
                                     0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,091,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 10 of 36 Pages
 ------------------------------------           -------------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Torarica N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Netherlands Antilles

- ------------------------------------------------------------
Number of                       7.  Sole Voting Power
Shares                                    0
Beneficially                    8.  Shared Voting Power
Owned by                              15,091,869
Each Reporting                  9.  Sole Dispositive Power
Person With                              146,454
                               10.  Shared Dispositive Power
                                           0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,091,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 11 of 36 Pages
 ------------------------------------           ------------------------------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Forreal Ltd.

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Jersey, Channel Islands
- --------------------------------------------------------------------------------

Number of                 7.  Sole Voting Power
Shares                              0
Beneficially              8.  Shared Voting Power
Owned by                        15,091,869
Each Reporting            9.  Sole Dispositive Power
Person With                       73,227
                         10.  Shared Dispositive Power
                                    0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,091,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 12 of 36 Pages
 ------------------------------------           -------------------------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     RBY, Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     AF

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares                       0
Beneficially       8.  Shared Voting Power
Owned by                     0
Each Reporting     9.  Sole Dispositive Power
Person With              2,509,359
                  10.  Shared Dispositive Power
                             0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,509,359
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.2%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 13 of 36 Pages
 ------------------------------------           --------------------------------
     ---------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Paul B. Loyd, Jr.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, OO

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

United States
- --------------------------------------------------------------------------------
Number of                7.  Sole Voting Power - 1,434,071, of which 1,327,271
Shares                   shares are registered in the name of Greenwing Ltd.
Beneficially
Owned by                 8.  Shared Voting Power - 15,135,869
Each Reporting
Person With              9.  Sole Dispositive Power - 1,434,071, of which
                         1,327,271 shares are registered in the name of Greenwing Ltd.

                        10.  Shared Dispositive Power - 80,250
- -------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,569,940
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     27.7%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 14 of 36 Pages
 ------------------------------------           --------------------------------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Serife Investments N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     AF, BK
- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Netherlands Antilles

- --------------------------------------------------------------------------------
Number of                       7.  Sole Voting Power
Shares                                   0
Beneficially                    8.  Shared Voting Power
Owned by                             15,135,869
Each Reporting                  9.  Sole Dispositive Power
Person With                              0
                               10.  Shared Dispositive Power
                                       80,250
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 15 of 36 Pages
 ------------------------------------           -------------------------------

     ---------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Willem Cordia
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

The Netherlands

- -------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power
Shares                              0
Beneficially               8.  Shared Voting Power
Owned by                        15,135,869
Each Reporting             9.  Sole Dispositive Power
Person With                         0
                          10.  Shared Dispositive Power
                                 3,521,929
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 16 of 36 Pages
- ------------------------------------           ---------------------------------
- ---------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Macko Laqueur
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)               /X/

                                 (b)               / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

The Netherlands
- --------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power
Shares                               0
Beneficially               8.  Shared Voting Power
Owned by                        15,135,869
Each Reporting             9.  Sole Dispositive Power
Person With                          0
                          10.  Shared Dispositive Power
                                 1,910,930
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     15,135,869
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 17 of 36 Pages
- ------------------------------------           ---------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 21)

          This Amendment No. 21 amends and restates (to the extent required by applicable regulations) the Schedule 13D (the "Schedule 13D") filed on September 11, 1989 with the Securities and Exchange Commission (as amended by Amendments No. 1 through No. 20 thereto) by BCL Investment Partners, L.P., a Delaware limited partnership ("BCL") and the other Reporting Persons listed in Item 2 hereof, regarding their beneficial ownership of shares of common stock, $.05 par value (the "Common Stock"), of Reading & Bates Corporation (the "Company").

Item 1.  Security and Issuer.
- ------   -------------------

          The class of equity securities to which this statement relates is the common stock, $.05 par value of Reading & Bates Corporation, a Delaware corporation. The address of the principal executive offices of the Company is 901 Threadneedle, Suite 200, Houston, Texas 77079.

Item 2.  Identity and Background.
- ------   -----------------------
                                 This statement is being filed on behalf of the
following (the "Reporting Persons"):
          1. BCL Investment Partners, L.P., a Delaware limited partnership ("BCL");

          2.   Life Line Investments Ltd., a Liberia corporation ("LLI");

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 18 of 36 Pages
- ------------------------------------           ---------------------------------

          3.   Dedicated Holdings Ltd., a Liberia corporation ("DHL");

          4.   Financial Investments Ltd., a Liberia corporation ("FIL");

          5.   Greenwing Investments, Inc., a Delaware corporation
               ("Greenwing");

          6. Serife Investments N.V., a Netherlands Antilles corporation ("Serife")

          7.   N&M Holding N.V., a Netherlands Antilles corporation ("N&M");

          8. Workships Intermediaries, N.V., a Netherlands Antilles corporation ("Workships");

          9.   Incomare Holdings, Inc., a Panama corporation ("Incomare");

          10.  Torarica N.V., a Netherlands Antilles corporation ("Torarica");

          11.  Forreal Ltd., a Jersey, Channel Island corporation ("Forreal");

          12.  RBY, Ltd., a Delaware limited partnership ("RBY");

          13.  Paul B. Loyd, Jr., a citizen of the United States ("Loyd");

          14.  William Cordia, a citizen of the Netherlands ("Cordia");

          15.  Macko Laqueur, a citizen of the Netherlands ("Laqueur").

     BCL is a limited partnership of which Greenwing, Serife, LLI, DHL and FIL are the general partners and RBY is the limited partner. N&M is an indirect wholly-owned subsidiary of International Nederlanden Bank N.V. ("ING Bank"). Workships and Serife are controlled by Laqueur and Cordia. LLI, DHL and FIL are effectively controlled by Den norske Bank AS ("DNB"). Greenwing is controlled by Loyd, who is the chairman and chief executive officer of the Company. RBY is an indirect wholly-owned subsidiary of Chemical

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 19 of 36 Pages
- ------------------------------------           ---------------------------------

Banking Corporation. Incomare is controlled by Cordia and his family. Torarica is controlled by G. Valkier. Forreal is controlled by A. Wessels.

     The business address and principal business of each of the Reporting Persons, as well as the business address and present principal employment of the controlling persons, executive officers and directors of the Reporting Persons is set forth on Schedule A hereto. During the last five years, none of the Reporting Persons, nor, to the best knowledge of each of them, any of their respective controlling persons, executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
- ------   -------------------------------------------------

     The shares of Common Stock held by the Reporting Persons were acquired through a series of transactions involving (i) purchases of Company debt, conversion of such debt into Class B stock of the Company, and conversion of such Class B stock into Common Stock, (ii) purchases of debt of the Company and conversion of such debt into Common Stock, (iii) purchases of Class B stock of the Company and conversion of such Class B stock into Common Stock, (iv) purchases of preferred stock of the Company and conversion of

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   CUSIP NO.  755281 70 6                         Page 20 of 36 Pages
- ------------------------------------           ---------------------------------

such preferred stock into Common Stock, and (v) purchases of debt secured by offshore drilling rigs leased by the Company, and the exchange of such debt with the Company for Common Stock. The funds used to acquire the debt, Class B stock and preferred stock were provided by capital contributions and loans. The initial acquisitions of Company debt and stock were made through capital contributions to certain of the Reporting Persons and their predecessors, which capital contributions were provided, directly or indirectly, by A. Blystad, Jr., W.P. Blystad, Cordia and Laqueur. Pursuant to a Credit Agreement dated as of March 5, 1990, certain lenders agreed to loan to certain of the Reporting Persons and their predecessors an aggregate principal amount not to exceed $25 million to finance the acquisition of Company debt and stock. Such lending commitment was subsequently increased to $41 million. By a Credit Facility Agreement dated March 28, 1991, certain of the Reporting Persons and their predecessors entered into an agreement with ING Bank (formerly known as NMB Post Bank Groep N.V.) pursuant to which an aggregate amount of $46 million was made available. The initial draw under the Credit Facility Agreement was $39 million and was used to refinance the existing indebtedness incurred in connection with the Reporting Persons' acquisition of debt and stock of the Company. In connection with the distribution on or about April 20, 1993, by BCL to its partners of 18,782,070 shares of Common Stock, each of the partners of BCL assumed its proportionate share of the debt to ING Bank, and paid off its share thereof through refinancing or out of its available funds. Copies of the Credit Agreement and the Credit Facility Agreement have heretofore been filed as exhibits to this Schedule 13D.

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   CUSIP NO.  755281 70 6                         Page 21 of 36 Pages
- ------------------------------------           ---------------------------------


Item 4.  Purpose of Transaction.
         ----------------------

     The Reporting Persons intend to review their investment in the Company on a continuing basis, and depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons will take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time, including the purchase of additional shares of Common Stock through open market and privately negotiated transactions or the sale of some or all of their holdings in the open market or in privately negotiated transactions to one or more purchasers.

     Loyd and Cordia, two of the Reporting Persons, are directors of the Company. Mr. Arnold Chavkin, an officer of Chemical Banking Corporation, the controlling person of RBY, is also a director of the Company. The Reporting Persons expect such directors to be actively involved in the formulation of the Company's strategic plans, and, through such directors, the Reporting Persons expect to influence the management and policies of the Company. The Reporting Persons do not currently have any plans or proposals which relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 22 of 36 Pages
- ------------------------------------           ---------------------------------
     (c) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
     (d) any material change in the present capitalization or dividend policy of the Company;
     (e) any material change in the Company's business or corporate structure;
     (f) any changes in the Company's charter or bylaws or any other actions which may impede the acquisition of control of the Company by any person;
     (g) causing a class of securities of the Company to be listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (i) any actions similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     BCL beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement, as defined in Item
6), representing approximately 25.3% of the Common Stock outstanding. BCL may be deemed to have shared voting power over 15,091,869 shares, being the shares subject to the Stockholders

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 23 of 36 Pages
- ------------------------------------           ---------------------------------
 Agreement. BCL may be deemed to have sole voting power over 44,000 shares and sole dispositive power over 80,250 shares.

     LLI beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,135,869 shares, shared dispositive power over 80,250 shares registered in BCL's name and sole dispositive power over 3,758,996 shares registered in its name (which shares are subject to the Stockholders Agreement).

     DHL beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,135,869 shares and shared dispositive power over 80,250 shares registered in BCL's name.

     FIL beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,135,869 shares, shared dispositive power over 80,250 shares registered in BCL's name and sole dispositive power over 1,464,544 shares registered in FIL's name (which shares are subject to the Stockholders Agreement).

     Greenwing beneficially owns 16,463,140 shares of Common Stock, representing approximately 27.6% of the Common Stock outstanding. Greenwing may be deemed to have shared voting power over 15,135,869 of such shares (of which 15,091,869 shares are subject to the Stockholders Agreement). It may be deemed to have sole voting power and sole dispositive power over 1,327,271 shares of Common Stock, being shares held in the

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 24 of 36 Pages
- ------------------------------------           ---------------------------------

name of Greenwing Ltd., a Texas limited partnership of which Greenwing is the sole general partner. Greenwing may be deemed to have shared dispositive power over 80,250 shares registered in the name of BCL.

     N & M beneficially owns 16,485,116 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement), representing approximately 27.7% of the Common Stock outstanding, as to which it may be deemed to have shared voting power over 15,135,869 shares, sole voting power over 1,393,247 shares, and sole dispositive power over 5,054,607 shares registered in its name (of which 3,661,360 shares are subject to the Stockholders Agreement).

     Workships beneficially owns 15,091,869 shares of Common Stock (being all of the shares subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,091,869 shares, and sole dispositive power over 1,830,680 shares registered in its name (which shares are subject to the Stockholders Agreement).

     Incomare beneficially owns 15,091,869 shares of Common Stock (being all of the shares subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,091,869 shares, and sole dispositive power over 1,610,999 shares registered in its name (which shares are subject to the Stockholders Agreement).

     Torarica beneficially owns 15,091,869 shares of Common Stock (being all of the shares subject to the Stockholders Agreement), as to which it may be deemed to have

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 25 of 36 Pages
- ------------------------------------           ---------------------------------
shared voting power over 15,091,869 shares and sole dispositive power over 146,454 shares registered in its name (which shares are subject to the Stockholders Agreement).

     Forreal beneficially owns 15,091,869 shares (being all of the shares subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,091,869 shares, and sole dispositive power over 73,227 shares registered in its name (which shares are subject to the Stockholders Agreement).

     RBY beneficially owns 2,509,359 shares of Common Stock, representing approximately 4.5% of the Common Stock outstanding, as to which it may be deemed to have voting power over 0 shares and sole dispositive power over 2,509,359 shares. All of the shares owned by RBY are subject to the Stockholders Agreement.

     Loyd beneficially owns 16,569,940 shares of Common Stock, representing approximately 27.7% of the Common Stock outstanding. Loyd may be deemed to have sole voting power and sole dispositive power over 1,434,071 shares, of which 106,800 shares are registered in his name and 1,327,271 shares are registered in the name of Greenwing Ltd. Loyd may be deemed to have sole voting power and sole dispositive power over the shares held by Greenwing Ltd. by virtue of the fact that Loyd owns 90% of the outstanding stock of Greenwing Investments, Inc., which is the sole general partner of Greenwing Ltd. Loyd may be deemed to have shared voting power over 15,135,869 shares of Common Stock, (being the 15,091,869 shares subject to the Stockholders Agreement and 44,000 shares in the name of BCL that are not subject to the Stockholders Agreement), and shared dispositive

- --------------------------------------------------------------------------------
   CUSIP NO.  755281 70 6                         Page 26 of 36 Pages
- ------------------------------------           ---------------------------------

power over 80,250 shares in the name of BCL, all by virtue of the fact that Loyd is the 90% shareholder and President of Greenwing Investments, Inc., one of the partners of BCL.

     Serife beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement), as to which it may be deemed to have shared voting power over 15,135,869 shares. Serife may be deemed to have shared dispositive power over 80,250 shares registered in the name of BCL, by virtue of being a general partner of BCL.

     Cordia beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement). Cordia may be deemed to have shared dispositive power over 3,521,929 shares, consisting of 1,830,680 shares registered in the name of Workships, 1,610,999 shares registered in the name of Incomare, and 80,250 shares registered in the name of BCL. Cordia may be deemed to have shared voting power over 15,135,869 shares, consisting of 15,091,869 shares that are subject to the Stockholders Agreement and 44,000 shares in the name of BCL that are not subject to the Stockholders Agreement. Cordia is a controlling person of Serife, which is one of the general partners of BCL.

     Laqueur beneficially owns 15,135,869 shares of Common Stock (of which 15,091,869 shares are subject to the Stockholders Agreement). Laqueur may be deemed to have shared dispositive power over a total of 1,910,930 shares, consisting of 1,830,680 shares registered in the name of Workships and 80,250 shares registered in the name of BCL. Laqueur may

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   CUSIP NO.  755281 70 6                         Page 27 of 36 Pages
- ------------------------------------           ---------------------------------
be deemed to have shared voting power over a total of 15,135,869 shares, consisting of 15,091,869 shares that are subject to the Stockholders Agreement and 44,000 shares in the name of BCL that are not subject to the Stockholders Agreement. Laqueur is a controlling person of Serife, which is a general partner of BCL.

     During the past 60 days, the only transactions in the Common Stock that were effected by the Reporting Persons were as hereinafter described. On September 14, 1994, BCL received from the Company 44,000 shares of Common Stock and $93,500 in cash in exchange for certain indebtedness held by BCL. Such indebtedness was the obligation of the owners of two drilling rigs leased to the Company, which indebtedness was secured by such rigs. Such indebtedness had been acquired by BCL in June 1990.

     On September 15, 1994, 1,327,271 shares of Common Stock were transferred from Greenwing to Greenwing Ltd. Greenwing Ltd. is a Texas general partnership in which Greenwing is the general partner and Loyd and Frank A. Wojtek are limited partners. Greenwing conveyed to Greenwing Ltd., as a capital contribution, the 1,327,271 shares of Common Stock theretofore owned by Greenwing. Greenwing Ltd. also assumed the liabilities of Greenwing under a Credit Facility Agreement (the "ING Credit Agreement") between Greenwing and ING Bank. The 1,327,271 shares of Common Stock conveyed by Greenwing to Greenwing Ltd. had previously been pledged by Greenwing to ING Bank to secure the obligations under the ING Credit Agreement, and such shares have been pledged by Greenwing Ltd. to ING Bank to continue to secure such obligations. Greenwing is owned 92.5% by Loyd and 7.5% by Mr. Wojtek. The limited partnership interests owned

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   CUSIP NO.  755281 70 6                         Page 28 of 36 Pages
- ------------------------------------           ---------------------------------
by Loyd and Mr. Wojtek in Greenwing Ltd. are in the same relative proportions. Accordingly, the ultimate equitable ownership of the 1,327,271 shares of Common Stock conveyed by Greenwing to Greenwing Ltd. did not change as a result of the conveyance.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     The rights of the partners of BCL are determined under the Partnership Agreement of BCL. Under such Partnership Agreement, the general partners, acting through the holders of a majority of the percentage interests in the partnership held by general partners, have the power to determine the manner in which the shares of Common Stock held by BCL shall be voted. In addition, under the Stockholders Agreement (hereinafter defined), the shares of Common Stock subject to the Stockholders Agreement are voted in the manner determined by BCL, which decision, under the Partnership Agreement of BCL, is determined by general partners holding a majority of the percentage interests in BCL held by general partners thereof. Any decision to dispose of Common Stock held by BCL is made pursuant to the vote of the holders of a majority of the percentage interests in BCL held by general partners.

     Pursuant to a recapitalization of the Company, BCL and certain other creditors of the Company entered into, among other things, a Conversion and Exchange Agreement (the

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   CUSIP NO.  755281 70 6                         Page 29 of 36 Pages
- ------------------------------------           ---------------------------------

"Conversion Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement").

     The Conversion Agreement set out the terms for the restructuring of the Company's debt obligations, including the exchange of debt held by BCL for Common Stock. The Registration Rights Agreement provides certain creditors of the Company (including BCL) with registration rights with respect to shares of Common Stock beneficially owned by them following the consummation of a recapitalization of the Company, and sets forth certain other agreements applicable to public sales of Common Stock by the Company and certain creditors (including BCL).

     The Conversion Agreement and Registration Rights Agreement have heretofore been filed as exhibits to the Schedule 13D.

     Effective April 20, 1993, BCL, Greenwing, Serife, DHL, FIL, LLI, RBY, N&M, and Workships entered into a Stockholders Agreement of such date (the "Stockholders Agreement"), a copy of which has heretofore been filed as an exhibit to this Schedule 13D. In connection with the Stockholders Agreement, BCL distributed 18,782,070 shares of Common Stock to its partners. In connection with such distribution, Serife further distributed the shares of Common Stock received by it from BCL to N&M and Workships. As is further set forth in the Stockholders Agreement, all of the shares of Common Stock distributed by BCL, together with shares of Common Stock retained by BCL, were to be voted in such manner as BCL should determine. Each of the parties to the Stockholders Agreement granted an irrevocable proxy to BCL. In addition, under certain conditions as

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   CUSIP NO.  755281 70 6                         Page 30 of 36 Pages
- ------------------------------------           ---------------------------------
 set forth in the Stockholders Agreement, Serife has a right of first refusal on shares of Common Stock held by any of LLI, Dedicated or FIL should any such party propose to transfer any of its Common Stock (other than to one of themselves or in the case of a bona fide pledge). On August 2, 1993, the Stockholders Agreement was amended to include Incomare, Torarica and Forreal. In connection with such amendment, Workships transferred 1,610,999 shares of Common Stock to Incomare, 146,454 shares of Common Stock to Torarica and 73,227 shares of Common Stock to Forreal. All of such shares remain subject to the Stockholders Agreement, and therefore such transfers did not affect the beneficial ownership of such shares by BCL.

     On May 12, 1994, DNB acquired the 2,099,180 shares of Common Stock previously owned by DHL by exercising its rights under a Pledge Agreement previously entered into by DHL with DNB. Upon such acquisition, such shares ceased to be subject to the Stockholders Agreement, and all rights of the Reporting Persons with respect to such shares were terminated.

     On September 15, 1994, Greenwing transferred to Greenwing Ltd. 1,327,271 shares of Common Stock previously owned by Greenwing, and upon such transfer, such shares ceased to be subject to the Stockholders Agreement and all rights of the Reporting Persons other than Greenwing and Loyd with respect to such shares were terminated.

     Capercaillie Holdings, Inc. ("CHI"), N&M, BCL and certain other entities which have been merged into BCL, entered into an agreement dated April 4, 1991 (the "Tag Along Agreement") relating to certain shares of Common Stock owned by them. Greenwing is the

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   CUSIP NO.  755281 70 6                         Page 31 of 36 Pages
- ------------------------------------           ---------------------------------
 successor in interest to CHI. The Tag Along Agreement provided, among other things, that (i) if N&M desired to accept an offer from a third party to buy any portion of the 1,393,247 shares of Common Stock acquired by N&M from the Chase Manhattan Bank, N.A., on March 30, 1993 (the "Subject Shares"), N&M must first offer to sell such shares to CHI on the same terms and conditions (the "First Refusal Provision"), (ii) if BCL or CHI desired to accept an offer from a third party to purchase any portion of the shares of Common
Stock owned by either of them, N&M is entitled to participate in the sale by selling to BCL or CHI, at the same price per share being paid to BCL or CHI by the third party, the same percentage of the Subject Shares as the shares being sold by BCL or CHI bears to the total number of shares of Common Stock owned by each of them (the "Tag-Along Provision"), and (iii) N&M would vote the Subject Shares beneficially owned by it or any of its affiliates in accordance with the instructions of CHI, unless such instructions are against N&M's manifest interest, as determined by N&M in its sole discretion (the "Voting Provision").

     On August 5, 1994, Greenwing, individually and as the managing partner of BCL, executed a letter agreement with N&M pursuant to which it agreed that the First Refusal Provision, Tag-Along Provision and Voting Provision would be of no further force and effect. The termination of the Voting Provision reduced by 1,393,247 shares the number of shares of Common Stock over which BCL was previously reflected in the Schedule 13D as having shared voting power. The termination of the First Refusal Provision and the Tag-Along Provision did not result in any change in the dispositive power over shares of Common Stock theretofore reflected in the Schedule 13D.

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   CUSIP NO.  755281 70 6                         Page 32 of 36 Pages
- ------------------------------------           ---------------------------------

     LLI has entered into a Pledge Agreement with DNB, pledging 3,758,996 shares of Common Stock.

     FIL has entered into a Pledge Agreement with DNB, pledging 1,464,544 shares of Common Stock.

     Workships has entered into a Pledge Agreement with ING Bank, pledging 1,830,680 shares of Common Stock. Pursuant to such Pledge Agreement, Workships must obtain prior written approval of ING Bank for any proposed transfer of the pledged shares.

     The 1,327,271 shares of Common Stock registered in the name of Greenwing Ltd., as to which Greenwing and Loyd may be deemed to have sole dispositive power and sole voting power, are subject to a Pledge Agreement in favor of ING Bank.

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   CUSIP NO.  755281 70 6                         Page 33 of 36 Pages
- ------------------------------------           ---------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1994

                              BCL INVESTMENT PARTNERS, L.P.

                              By GREENWING INVESTMENTS, INC.
                              General Partner


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 President


                              LIFE LINE INVESTMENTS, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              DEDICATED HOLDINGS, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

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   CUSIP NO.  755281 70 6                         Page 34 of 36 Pages
- ------------------------------------           ---------------------------------

                          FINANCIAL INVESTMENTS, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              GREENWING INVESTMENTS, INC.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 President


                              SERIFE INVESTMENTS N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              N & M HOLDING N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

                              WORKSHIPS INTERMEDIARIES, N.V.

                              /s/ Paul B. Loyd, Jr.
                              --------------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

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   CUSIP NO.  755281 70 6                         Page 35 of 36 Pages
- ------------------------------------           ---------------------------------

                            INCOMARE HOLDINGS, INC.

                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              TORARICA N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              FORREAL LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              RBY, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              /s/ Paul B. Loyd, Jr.
                              --------------------------------------------------
                              PAUL B. LOYD, JR.

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   CUSIP NO.  755281 70 6                         Page 36 of 36 Pages
- ------------------------------------           ---------------------------------

                              WILLEM CORDIA


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              MACKO LAQUEUR


                              By:  /s/ Paul B. Loyd, Jr.
                                 ---------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

                                   SCHEDULE A
                                   ----------
                                To Schedule 13D



Reporting Persons:
- -----------------

.    BCL Investment Partners, L.P.
     c/o Loyd & Associates, Inc.
     14825 St. Mary's Lane, Suite 110
     Houston, Texas  77079

     Jurisdiction of organization:  Delaware
     Principal Business:  Investment Holdings

.    N & M Holding N.V.
     Kaya W.S.G. (Jombi) Mensing 14
     P.O. Box 3895
     Curacao
     Netherlands Antilles

     Jurisdiction of organization:  Netherlands Antilles
     Principal Business:  Investment holdings

.    Workships Intermediaries N.V.
     Anthony Veder Building
     Erieweg, Willemstad, Curacao
     Netherlands Antilles

     Jurisdiction of organization:  Netherlands Antilles
     Principal Business:  Investment holdings

.    Dr. Willem Cordia
     Kasteel Withof
     Bredabaan 906
     B-2930 Brasschaat
     Belgium

     Citizenship:  The Netherlands
     Principal Business:  Shipowner

.    Dr. Macko Laqueur
     Herengracht 468
     1017 CA Amsterdam
     The Netherlands

     Citizenship:  The Netherlands
     Principal Business:  Investor

.    Paul B. Loyd, Jr.
     14825 St. Mary's Lane, Suite 110
     Houston, Texas  77056

     Citizenship:  United States
     Principal Business:  Chairman and Chief Executive Officer of
                                Reading & Bates Corporation

.    Serife Investments, N.V.
     Anthony Veder Building
     Eriewig, Willemstad, Curacao
     Netherlands Antilles

     Jurisdiction of organization:  Netherlands Antilles
     Principal business:  Investment holdings

.    Life Line Investments Ltd.
     80 Broad Street
     Monrovia, Liberia

     Jurisdiction of organization:  Liberia
     Principal business:  Investment holdings

.    Dedicated Holdings Ltd.
     80 Broad Street
     Monrovia, Liberia

     Jurisdiction of organization:  Liberia
     Principal of business:  Investment holdings

.    Financial Investments Ltd.
     80 Broad Street
     Monrovia, Liberia

     Jurisdiction of organization:  Liberia
     Principal business:  Investment holdings

.    Greenwing Investments, Inc.
     14825 St. Mary's Lane, Suite 110
     Houston, Texas  77056

     Jurisdiction of organization:  Delaware
     Principal business:  Investment holdings

.    RBY, Ltd.
     222 Delaware Avenue
     Wilmington, Delaware  19801

     Jurisdiction of organization:  Delaware
     Principal business:  Investment holdings

.    Forreal, Ltd.
     8 Hill St.
     St. Hellier
     Jersey, Channel Islands

     Jurisdiction of incorporation:  Jersey, Channel Islands
     Principal business:  Investment holdings

.    Incomare Holdings, Inc.
     Torre Banco Germanico
     Colle 50 y 55 Este, 8th Floor
     Panama 5 R.P.

     Jurisdiction of organization:  Panama
     Principal business:  Investment holdings

.    Torarica N.V.
     Anthony Veder Building
     Erieweg, Willemstad
     Curacao
     Netherlands Antilles

     Jurisdiction of organization:  Netherlands Antilles
     Principal business:  Shipping

     The name, business address, citizenship and relationship to Reporting Persons of each of the controlling persons, directors and executive officers of Life Line Investments Ltd. ("LLI"), Dedicated Holdings Ltd. ("DHL"), Financial Investments Ltd. ("FIL"), Greenwing Investments, Inc. ("Greenwing"), RBY, Ltd. ("RBY"), Serife Investments, N.V. ("Serife"), N & M Holdings N.V. ("N&M") and Workships Intermediaries N.V. ("Workships") are as follows:

Name; Business Address;                  Relationship to
            Citizenship                    Reporting Persons
- --------------------------               -------------------

Tony Samuelson                           Director and President
c/o Den norske Bank AS                   of DHL, LLI, FIL
Stranden 21
0250 Oslo
Norway
(Citizen of Norway)
(Principal Business:  Banking)

Anne Beth Steinsland                     Director, Secretary and
c/o Den norske Bank AS                   Treasurer of DHL, LLI
Stranden 21                              and FIL
0250 Oslo
Norway
(Citizen of Norway)
(Principal Business:  Banking)

Paul B. Loyd, Jr.                        President of Greenwing
14825 St. Mary's Lane, Suite 110
Houston, Texas  77079
(Citizen of the United States)
(Principal Business: Chief Executive Officer of Reading & Bates)

Frank A. Wojtek                          Vice President &
14825 St. Mary's Lane, Suite 110         Secretary of
Houston, Texas  77079                    Greenwing
(Citizen of the United States)
(Principal Business:  Vice-President
 Loyd & Associates, Inc.)

Dr. Willem Cordia                        Controlling Person of
Kasteel Withof                           Workships and Serife
Bredabaan 906
B-2930 Brasschaat
Belgium
(Citizen of the Netherlands)
(Principal Business:  Ship Owner)

Dr. Macko Laqueur                        Controlling Person of
Venture Capital Investors                Workships and Serife
Herengracht 468
1017 CA Amsterdam
The Netherlands
(Citizen of the Netherlands)
(Principal Business:  Investor)

C.A. Gilbert - Koomen                    Managing Director of
Erieweg, Zeelandia, Curacao              Workships
Netherlands Antilles
(Citizen of Netherlands Antilles)

Internationale Nederlanden (Antilles) Trust N.V.  General Proxy Holder of
Kaya W.S.G. (Jombi) Mensing 14                              N & M
P.O. Box 3895
Curacao
Netherlands Antilles
(Corporation organized in Netherlands Antilles)
(Principal Business:  Trust Company)

R.V.A. van der Wall Arnemann             President of Incomare
Torre Banco Germanico
Colle 50 y 55 Este, 8th Floor
Panama 5 R.P.
(Citizen of Panama)

Roger Avel Aravz Saldana                 Vice President and
Torre Banco Germanico                    Secretary of Incomare
Colle 50 y 55 Este, 8th Floor
Panama 5 R.P.
(Citizen of Panama)

Silka Delgado de Espinales               Treasurer of Incomare
Torre Banco Germanico
Colle 50 y 55 Este, 8th Floor
Panama 5 R.P.
(Citizen of Panama)

G. Valkier                               Controlling shareholder
Konljneniaan 12c                                of Torarica
Wassenaar
The Netherlands
(Citizen of the Netherlands; Retired)

J.P.A. Gilbert                      Managing Director of
Anthony Veder Building                          Torarica
Erleweg, Willemstad
Curacao
(Citizen of the Netherlands Antilles)

J. van Vliet                             Managing Director of
Anthony Veder Building                          Torarica
Erleweg, Willemstad
Curacao
(Citizen of the Netherlands Antilles)

A. Wessels                               Controlling shareholder
Chatel                                   of Forreal
1261 Glvrins, Vaud
Switzerland
(Citizen of Switzerland; Retired)

Internationale Nederlanden Bank N.V.     Controlling
De Amsterdamse Poort,                    Person of N & M
Amsterdam-Zuidoost,
1102 MG Amsterdam,
The Netherlands
(Corporation Organized in The Netherlands)
(Principal Business:  Banking)

Chemical Banking Corporation             Controlling Person of
270 Park Avenue                          RBY
New York, New York  10017
(Corporation Organized in Delaware)
(Principal Business:  Banking)

Den norske Bank AS                       Controlling Person
Stranden 21                              of DHL, LLI and FIL
0250 Oslo
Norway
(Corporation organized in Norway)
(Principal Business:  Banking)

Tarma Trust Management N.V.              Director of Serife
Polarisweg 35
Willemstad, Curacao
Netherlands Antilles
(Corporation organized in Netherlands Antilles)
(Principal Business:  Trust Company)